SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                         COMMISSION FILE NUMBER 0-11688

  A. American Ecology Corporation 401(k) Savings and Retirement Plan and Trust
                        B. American Ecology Corporation
                          300 East Mallard, Suite 300
                               Boise, Idaho 83706

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
    AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN AND TRUST


              Date: 6/30/2003           /s/ James R. Baumgardner
              ---------------           ------------------------

                                        James R. Baumgardner
                                        As Trustee for the Plan

                          AMERICAN ECOLOGY CORPORATION
                       401(K) SAVINGS AND RETIREMENT PLAN
                                    AND TRUST

                          INDEPENDENT AUDITOR'S REPORT
                                      AND
                              FINANCIAL STATEMENTS
                                      WITH
                            SUPPLEMENTAL INFORMATION

                           DECEMBER 31, 2002 AND 2001

CONTENTS


INDEPENDENT AUDITOR'S REPORT                                                 1


FINANCIAL STATEMENTS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS                               2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                    3

NOTES TO FINANCIAL STATEMENTS                                              4-8


SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)            9-10


--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT

To  the  Trustees
American  Ecology  Corporation  401(k)  Savings  and  Retirement  Plan and Trust

We have audited the accompanying statement of net assets available for benefits of American Ecology Corporation 401(k) Savings and Retirement Plan and Trust as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Ecology Corporation 401(k) Savings and Retirement Plan and Trust as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ending December 31, 2002 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seattle,  Washington
June  18,  2003

                                     AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                     2002        2001
                                                  ----------  ----------
ASSETS
  Investments, at fair value
    Pooled separate accounts                      $7,547,611  $8,570,992
    Common Stock of American Ecology Corporation     205,302     161,008
    Participant loans                                375,680     385,404
  Investments, at contract value                     158,863     139,572
  Receivables
    Employer match contribution                           28           -
                                                  ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS                 $8,287,484  $9,256,976
                                                  ==========  ==========


See accompanying notes.                                                        2
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

ADDITIONS
  Investment income
    Net appreciation in fair value of common stock             $           79,764
    Interest                                                               30,752
                                                               -------------------
                                                                          110,516
                                                               -------------------
  Contributions
    Employer                                                              241,623
    Employee                                                              529,150
    Rollovers                                                              20,673
    Employer contribution to union employees (see Note 1)                 294,481
                                                               -------------------
                                                                        1,085,927
                                                               -------------------
      Total additions                                                   1,196,443
                                                               -------------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Net depreciation in fair value of pooled separate accounts            1,208,829
  Benefits paid to participants                                           927,386
  Administrative expenses                                                  29,720
                                                               -------------------
      Total deductions                                                  2,165,935
                                                               -------------------

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS                            (969,492)
NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                                     9,256,976
                                                               -------------------
  End of year                                                  $        8,287,484
                                                               ===================


See accompanying notes.                                                        3
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

     The following brief description of the American Ecology Corporation 401(k) Savings and Retirement Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility, and other matters.

     GENERAL - The Plan is a defined contribution plan covering all employees of American Ecology Corporation and its subsidiaries (the Company) who have one year of service and are age eighteen or older. A year of service is defined as a 12-consecutive month period in which an employee completes at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Effective January 1, 2003, all employees of the Company who have 90 days of service and are age eighteen or older are eligible to participate in the Plan.

     CONTRIBUTIONS - Each year, participants may defer up to 100 percent of their compensation as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service. Participants may elect to deposit their contributions in any of the investment options available. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes a discretionary matching contribution, which is determined by the Employer. For 2002 and 2001, the Company established the discretionary matching contribution for all participants equal to 55 percent of the amount of compensation deferred by each participant for the calendar year not exceeding 6 percent of compensation. In 2002, the Plan contributed $294,481 of back pay to members of the Oil, Chemical and Atomic Workers Union as part of a stipulation enforced by the National Labor Relations Board.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's elective deferral, the Company's matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. Forfeitures of terminated participant's nonvested benefits are applied to reduce the Company's future contributions to the Plan.


                                                                               4
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN  (Continued)

     VESTING - The vesting schedule is as follows on Company matching contributions and actual earnings thereon:

                                     Percentage of
          Service                   Vested Interest
          -------                   ---------------
           1 year                               20%
           2 years                              60%
           3 years                             100%

     The Plan provides for participants to be 100% vested upon death, permanent disability or the attainment of age 65.

     PARTICIPANT LOAN - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The term of the loan will not exceed 5 years except in the case of a loan for the purpose of acquiring a primary residence. The term of the loan will be determined by the Administrator at the time the loan is made. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 5.0% to 9.5%. Principal and interest is paid ratably through bi-weekly payroll deductions.

     PAYMENT OF BENEFITS - Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in the form of either a lump-sum distribution or fixed period annuities.

     FORFEITED ACCOUNTS - At December 31, 2002, forfeited nonvested accounts totaled $8,610. This amount will be used to reduce future employer contributions.

     RISK - Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect the investment amounts reported in the financial statements.


                                                                               5
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). All other investments are carried at their fair value measured by quoted market prices.

     Purchases  and  sales  of  securities  are  recorded on a trade-date basis.
     Dividends are recorded on the ex-dividend date. Investment income is recorded as earned.

     PAYMENT  OF  BENEFITS  -  Benefits  are  recorded  when  paid.


NOTE 3 - GUARANTEED INTEREST ACCOUNTS

     The fair value of the guaranteed interest accounts held by the Plan is as follows at December 31:

                                                                 2002     2001
                                                               -------   ------
Guaranteed interest accountwith interest at rates of
4.10% to 4.45% as of December 31, 2001, maturing on
December 31, 2001.
                                                               $     -  $55,590
Guaranteed interest account with interest at rates
6.50% to 6.90% as of December 31, 2002 and 4.10% as  of
December 31, 2001, maturing on December 31, 2002.               27,653   26,539

Guaranteed interest account with interest at rates
4.10% to 6.10% at December 31, 2002 and 4.10% to
4.45% as of December 31, 2001, maturing on December 31, 2003.   39,518   37,871

Guaranteed interest accountwith interest at rates of
3.63% to 4.35% as of December31, 2002, maturing on
December 31, 2004.                                              89,077        -


                                                                               6
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

NOTE 3 - GUARANTEED INTEREST ACCOUNTS  (Continued)

                                                                2002    2001
                                                               ------  -------
Guaranteed interest account with interest at rates of
2.90% to 5.80% as of December 31, 2002 and 4.45% to
5.10% as of December 31, 2001, maturing on December 31,2005.   $1,389  $17,176

Guaranteed interest account with interest at rates of
6.05% to 6.11% as of December 31, 2002 and 5.10% as of
December 31, 2001, maturing on December 31, 2006.               1,072      985

Guaranteed interest account with interest at rates of
5.41% to 5.71% as of December 31, 2002 and 5.10% as of
December 31, 2001, maturing on December 31, 2007.                 846      771

Guaranteed interest account with interest at rates of
5.15% to 6.01% as of December 31, 2002 and 5.10% as  of
December 31, 2001, maturing on December 31, 2008.                 215      194

Guaranteed interest account with interest at rates of
6.99% to 7.00% as of December 31, 2002 and 5.10% as  of
December 31, 2001, maturing on December 31, 2009.                 250      225

Guaranteed interest account with interest at rates of
5.78% as of December 31, 2002 and 5.1% as
December 31, 2001, maturing on December 31, 2010.                 248      221

Guaranteed interest account with interest at rates of
4.98% to 5.55% as of December 31, 2002, maturing on
December 31, 2011.                                                509        -

Guaranteed interest account with interest at rates of 4.2% as
of December 31, 2002, maturing on December 31, 2012.               14        -


                                                                               7
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------
NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                            2002        2001
                                      ----------  ----------
Manulife Lifestyle Balanced           $  663,635  $  680,306
Manulife Lifestyle Growth              1,190,640   1,338,787
Manulife Money Market                    776,947     746,874
Fidelity Advisor Contrafund                    -     491,290
T. Rowe Price Science and Technology           -     466,202
Manulife Lifestyle Conservative          580,968           -

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments include pooled separate accounts and guaranteed investment contracts that are managed by Manulife Financial and, therefore, these transactions qualify as party-in-interest transactions.

     The  Plan  invests  in  company  stock.

NOTE 6 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.


NOTE 7 - INCOME TAX STATUS

     The Plan obtained its latest determination letter on April 9, 2001 in which the Internal Revenue Service stated that the original Plan and all amendments through December 11, 2000, were in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan as currently designed is being operated in compliance with the applicable requirements of the IRC.


                                                                               8
--------------------------------------------------------------------------------

                                                        SUPPLEMENTAL INFORMATION
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                                                EIN:  95-3889638
                                                                PLAN NUMBER: 003
                                                               DECEMBER 31, 2002
--------------------------------------------------------------------------------

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                                                                 (e)
                        (b)                                  (c)                        (d)    Current
(a)              Identity of issue                       Description                    Cost    value
----     ----------------------------------------   ---------------------------------   ---- ----------
  *      Manulife Lifestyle - Conservative          Pooled Separate Account              **  $  580,968
  *      Manulife Lifestyle - Moderate              Pooled Separate Account              **      38,543
  *      Manulife Lifestyle - Balanced              Pooled Separate Account              **     663,635
  *      Manulife Lifestyle - Growth                Pooled Separate Account              **   1,190,640
  *      Manulife Lifestyle - Aggressive            Pooled Separate Account              **     280,406
  *      Manulife Guaranteed Interest Accounts      Maturing 12/31/02, 6.50% to 6.90%    **      27,653
  *      Manulife Guaranteed Interest Accounts      Maturing 12/31/03, 4.10% to 6.10%    **      38,838
  *      Manulife Guaranteed Interest Accounts      Maturing 12/31/04, 3.63% to 4.35%    **      87,986
  *      Manulife Guaranteed Interest Accounts      Maturing 12/31/05, 2.90% to 5.80%    **       1,406
  *      Manulife Guaranteed Interest Accounts      Maturing 12/31/06, 6.05% to 6.11%    **       1,018
  *      Manulife Guaranteed Interest Accounts      Maturing 12/31/07, 5.41% to 5.71%    **         817
  *      Manulife Guaranteed Interest Accounts      Maturing 12/31/08, 5.15% to 6.01%    **         200
  *      Manulife Guaranteed Interest Accounts      Maturing 12/31/09, 6.99% to 7.00%    **         217
  *      Manulife Guaranteed Interest Accounts      Maturing 12/31/10, 5.78%             **         229
  *      Manulife Guaranteed Interest Accounts      Maturing 12/31/11, 4.98% to 5.55%    **         484
  *      Manulife Guaranteed Interest Accounts      Maturing 12/31/12, 4.2%              **          15
  *      Manulife Money Market                      Money Market                         **     776,947
  *      MFC Short-Term Federal                     Pooled Separate Account              **     196,416
  *      Total Return Fund                          Pooled Separate Account              **     264,015
  *      MFC Dreyfus P remier Core Bond Fund        Pooled Separate Account              **     155,938
  *      MFC T. Rowe P rice Spectrum Income Fund    Pooled Separate Account              **     202,260
  *      MFC Fidelity Advisor High Income Fund      Pooled Separate Account              **     129,763
  *      Manulife Balanced Fund                     Pooled Separate Account              **      42,890
  *      Manulife Equity Income Fund                Pooled Separate Account              **      31,391
  *      MFC Davis New York Venture Fund            Pooled Separate Account              **      92,472
  *      MFC T. Rowe P rice Equity Income Fund      Pooled Separate Account              **      68,095
  *      MFC Mutual Beacon Fund                     Pooled Separate Account              **      39,677
  *      MFC Weitz P artners Value Fund             Pooled Separate Account              **      75,382
  *      MFC Fidelity Advisor Div Growth Fund       Pooled Separate Account              **     219,311
  *      MFC Franklin Balance Sheet Fund            Pooled Separate Account              **     137,825
  *      MFC Mutual Discovery Fund                  Pooled Separate Account              **      44,825
  *      MFC Domini Social Equity Fund              Pooled Separate Account              **      31,796
  *      Blue Chip Growth Fund                      Pooled Separate Account              **     127,723
  *      Manulife Capital Growth Stock Fund         Pooled Separate Account              **      98,735
  *      Manulife Growth P lus Stock Fund           Pooled Separate Account              **      75,154
  *      MFC Morgan Stanley Equity Growth Fund      Pooled Separate Account              **      16,006
  *      MFC Excelsior Value & Restructuring Fund   Pooled Separate Account              **     303,625
  *      MFC Fidelity Contrafund                    Pooled Separate Account              **     333,407
  *      MFC Fidelity Advisor Large Cap Fund        Pooled Separate Account              **      52,719
  *      MFC P utnam Global Equity Fund             Pooled Separate Account              **      26,152
  *      MFC P rudential Jennison Growth Fund       Pooled Separate Account              **         658
  *      MFC Janus Advisor Worldwide                Pooled Separate Account              **      24,488
  *      MFC Templeton Foreign Fund                 Pooled Separate Account              **      68,247
  *      MFC Scudder International Select Fund      Pooled Separate Account              **      41,088
  *      MFC Fidelity Advisor Overseas Fund         Pooled Separate Account              **      12,279


                                                                               9
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                              SCHEDULE OF ASSETS HELD (AT YEAR END)  (CONTINUED)
                                                                EIN:  95-3889638
                                                                PLAN NUMBER: 003
                                                               DECEMBER 31, 2002
--------------------------------------------------------------------------------



                                                                                                    (e)
                         (b)                                      (c)                       (d)   Current
(a)               Identity of issue                           Description                   Cost   value
----     --------------------------------------------   ---------------------------------   ---- --------

  *      MFC AIM Constellation Fund                     Pooled Separate Account              **  $ 91,152
  *      MFC Janus Twenty Fund                          Pooled Separate Account              **   166,544
  *      MFC Scudder Mid Cap Fund                       Pooled Separate Account              **    35,811
  *      MFC Lord Abbett Development Growth Fund        Pooled Separate Account              **     3,467
  *      MFC Franklin Small-Mid Growth Fund             Pooled Separate Account              **    49,006
  *      MFC AIM Aggressive Growth Fund                 Pooled Separate Account              **   173,486
  *      Manulife Emerging Growth Stock Fund            Pooled Separate Account              **     7,837
  *      MFC Dreyfus Founders P assport Fund            Pooled Separate Account              **     1,306
  *      MFC T. Rowe P rice Science & Technology Fund   Pooled Separate Account              **   255,264
  *      MFC Templeton Developing Markets Fund          Pooled Separate Account              **    18,385
  *      MFC Munder NetNet Fund                         Pooled Separate Account              **    34,617
  *      500 Index Fund                                 Pooled Separate Account              **   170,362
  *      Total Stock Market Index Fund                  Pooled Separate Account              **    34,040
  *      Mid Cap Index Fund                             Pooled Separate Account              **     4,535
  *      Quantitative Mid Cap Fund                      Pooled Separate Account              **    51,785
  *      International Index Fund                       Pooled Separate Account              **     4,467
  *      Small Cap Index Fund                           Pooled Separate Account              **     2,071
  *      P articipant Loans                             Bearing Interest between 5% -9.5%     -   375,680
  *      American Ecology Corporation                   Common Stock                         **   205,302
                                                                                          ---------------
                                                                                          $     8,287,456
                                                                                          ===============

*     Denotes party-in-interest
**     Amounts not required as investments are participant directed.

     EXHIBIT  INDEX

Exhibit          DESCRIPTION

Exhibit 23       Consent of Moss Adams LLP
Exhibit 99.1 Certification of December 31, 2002 Form 11-K by Trustees dated June 30, 2003